# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Global Business Travel Group, Inc., CIK 0001820872
CUSIP: 37890B100
Title of class of securities: Class A Common Stock, Par Value $0.0001 Per Share
Address of issuer's principal executive offices: 666 THIRD AVENUE, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 09/09/2025
Filed by CIK 0001441449
Persons authorized to receive notices and communications: Qatar Investment Authority, Ooredoo Tower (Building 14), Al Dafna St, 801 Al Dafna Zone 61, Doha, Qatar (S3), 23224, 0097444990696

## Reporting persons
- Qatar Investment Authority (CIK 0001441449): type of reporting person: other (OO); citizenship or place of organization: Qatar (S3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 87,659,000; shared voting power 0; sole dispositive power 87,659,000; shared dispositive power 0; aggregate amount beneficially owned 87,659,000 (16.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, Par Value $0.0001 Per Share
Name of issuer: Global Business Travel Group, Inc.
Address of issuer's principal executive offices: 666 THIRD AVENUE, NEW YORK, New York (NY), 10017

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Qatar Investment Authority (QIA or the Reporting Person), the sovereign wealth fund of the State of Qatar, with respect to shares of Class A Common Stock held of record by QIA Retail Holding LLC, a Limited Liability Company formed under the laws of Qatar, and a wholly-owned subsidiary of the Reporting Person.
Residence or business address: The address of the principal business and principal office of the Reporting Person is Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), PO Box 23224 Doha, State of Qatar.
Present principal occupation or employment: The address of the principal business and principal office of the Reporting Person is Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), PO Box 23224 Doha, State of Qatar.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Qatar

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No shares were purchased or sold. The change in ownership percentage recorded in this filing is the result of a change in the total number of shares outstanding.

## Item 4. Purpose of Transaction
Purpose of transaction: No shares were purchased or sold. The change in ownership percentage recorded in this filing is the result of a change in the total number of shares outstanding.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person has sole voting and dispositive power over 87,659,000 Class A Common Stock, representing 16.6% of the outstanding Class A Common Stock
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) Sole power to vote or direct the vote: 87,659,000

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 87,659,000

(iv) Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in Class A Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable

## Signatures
- Qatar Investment Authority: Mohammed Fahad Al Khulaifi, Head of Compliance (10/02/2025)